-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           FOODBRANDS AMERICA, INC.
                           (NAME OF SUBJECT COMPANY)

                                 IBP SUB, INC.
                         A WHOLLY OWNED SUBSIDIARY OF

                            IBP FOODSERVICE, L.L.C.
                         A WHOLLY OWNED SUBSIDIARY OF
                                   IBP, INC.
                                   (BIDDERS)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  344822 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

        LONNIE O. GRIGSBY, ESQ.                      COPIES TO:
 EXECUTIVE VICE PRESIDENT AND GENERAL          JOSEPH H. NESLER, ESQ.
                COUNSEL                            SIDLEY & AUSTIN
               IBP, INC.                      ONE FIRST NATIONAL PLAZA
              IBP AVENUE                       CHICAGO, ILLINOIS 60603
          POST OFFICE BOX 515                      (312) 853-7000
      DAKOTA CITY, NEBRASKA 68731
            (402) 494-2061
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                MARCH 25, 1997
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

TRANSACTION VALUATION*               AMOUNT OF FILING FEE
---------------------------------------------------------
     $321,283,381                          $64,257
---------------------------------------------------------
---------------------------------------------------------

* For the purpose of calculating the fee only, this amount assumes the purchase of 13,730,059 shares of Common Stock of Foodbrands America, Inc. at $23.40 per share. Such number of shares includes all outstanding shares as of March 25, 1997 (exclusive of shares owned by the Bidders as of that date), and assumes the exercise of all outstanding stock options and warrants issued by Foodbrands America, Inc. to purchase shares of its Common Stock.

[_Check]box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                FILING PARTY:
FORM OR REGISTRATION NO.:              DATE FILED:

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

CUSIP NO. 344822 10 1            14D-1 and 13D                 Page 2 of 8 Pages

--------------------------------------------------------------------------------

 1.
  NAME OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  IBP, INC.                                   42-0838666
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (SEE INSTRUCTIONS)

                                                                        (A) [X]

                                                                        (B) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCES OF FUNDS (SEE INSTRUCTIONS) WC, BK
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F).
                                                                          [_]
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE
--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
                                                                   6,220,089*
--------------------------------------------------------------------------------

 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
  CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

  APPROXIMATELY 49.9% OF THE SHARES ISSUED AND OUTSTANDING AS OF MARCH 25,
  1997*
--------------------------------------------------------------------------------

10.
  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  GM, CO
--------------------------------------------------------------------------------

  *SEE FOOTNOTE ON FOLLOWING PAGE.

CUSIP NO. 344822 10 1            14D-1 and 13D                 Page 3 of 8 Pages

--------------------------------------------------------------------------------

 1.
  NAME OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  IBP FOODSERVICE, L.L.C.                                       [APPLIED FOR]
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (SEE INSTRUCTIONS)

                                                                        (A) [X]

                                                                        (B) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCES OF FUNDS (SEE INSTRUCTIONS) WC, BK
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F).
                                                                          [_]
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE
--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
                                                                   6,220,089*
--------------------------------------------------------------------------------

 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
  CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

  APPROXIMATELY 49.9% OF THE SHARES ISSUED AND OUTSTANDING AS OF MARCH 25,
  1997*
--------------------------------------------------------------------------------

10.
  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  GM, OTHER (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

  *SEE FOOTNOTE ON FOLLOWING PAGE.

CUSIP NO. 344822 10 1            14D-1 and 13D                Page 4 of 8 Pages

-------------------------------------------------------------------------------

  NAME OF REPORTING PERSON
 1.

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  IBP SUB, INC.                                                    91-1788691
-------------------------------------------------------------------------------

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (SEE INSTRUCTIONS)
 2.

                                                                        (A) [X]

                                                                        (B) [_]
-------------------------------------------------------------------------------

  SEC USE ONLY
 3.
-------------------------------------------------------------------------------

  SOURCES OF FUNDS (SEE INSTRUCTIONS) WC, BK
 4.
-------------------------------------------------------------------------------

  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F).
 5.
                                                                          [_]
-------------------------------------------------------------------------------

  CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

  DELAWARE
-------------------------------------------------------------------------------

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
 7.
                                                                   6,220,089*
-------------------------------------------------------------------------------

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
  CERTAIN SHARES (SEE INSTRUCTIONS)
 8.
                                                                          [_]
-------------------------------------------------------------------------------

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
 9.

  APPROXIMATELY 49.9% OF THE SHARES ISSUED AND OUTSTANDING AS OF MARCH 25,
  1997.*
-------------------------------------------------------------------------------

  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
10.

  GM, CO
-------------------------------------------------------------------------------
* As of March 25, 1997, IBP, inc. (the "Parent") beneficially owned 497,800 shares of Common Stock, par value $.01 per share (the "Shares"), of Foodbrands America, Inc., a Delaware corporation (the "Company"). The Parent has sole voting and dispositive power with respect to such 497,800 shares. Concurrently with the execution and delivery of the Merger Agreement (as defined herein), on March 25, 1997, Joseph Littlejohn & Levy, L.P., a
 Delaware limited partnership, and Joseph Littlejohn & Levy Fund II, L.P., a Delaware limited partnership (together, "JLL"), entered into a Tender Agreement dated as of March 25, 1997 (the "JLL Tender Agreement") among JLL, the Parent and IBP Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the "Offeror"), whereby JLL has agreed to tender all of their Shares to the Offeror in the Offer (as defined herein). Concurrently with the execution and delivery of the Merger Agreement, The Airlie Group, L.P., a Delaware limited partnership ("Airlie"), entered into a Tender Agreement dated as of March 25, 1997 (the "Airlie Tender Agreement") among Airlie, the Parent and the Offeror whereby Airlie has agreed to tender to the Offeror in the Offer a number of Shares which, when taken together with the number of Shares (i) beneficially owned by the Parent or its subsidiaries and (ii) which the Parent or its affiliates have the right to acquire from JLL pursuant to the JLL Tender Agreement, would cause the Parent or its affiliates to beneficially own 49.9% of the aggregate voting power represented by the issued and outstanding capital stock of the Company. Pursuant to each Tender Agreement, each of JLL and Airlie (each, a "Tendering Stockholder") has further irrevocably granted to the Offeror an option (the "Option"), exercisable upon certain events and subject to the conditions set forth in each Tender Agreement, to purchase a like number of Shares at a price of $23.40 per Share. The Offeror's option to purchase the Shares subject to each Tender Agreement and the Shares subject to the Option are reflected in Rows 7 and 9 of each of the tables above. Each Tender Agreement further provides that each Tendering Stockholder revokes any and all previous proxies granted with respect to the Shares owned by such Tendering
 Stockholder and further provides that each Tendering Stockholder consents to the Merger Agreement and the transactions contemplated thereby, including the Merger (as defined herein). In addition, the Tendering Stockholders agreed pursuant to Tender Agreements (i) to vote a number of Shares which, when combined with the Shares held by the Parent or the Offeror, equals 49.9% of the issued and outstanding shares of capital stock of the Company, in favor of the Merger Agreement, the Merger and the transactions contemplated thereby and (ii) to oppose any Acquisition Proposal (as defined herein) and to vote all such Shares now or in the future owned by such Tendering Stockholder against any Acquisition Proposal. Each Tender Agreement is described more fully in Section 13 ("The Merger Agreement and the Tender Agreements") of the Offer to Purchase. Because the obligations of the Tendering Stockholders to tender their Shares to the Offeror in the Offer and to sell their Shares to the Offeror pursuant to the exercise of the Option are contingent upon the satisfaction of certain terms and conditions, the filing of this Schedule 13D by the Bidders should not be construed as an admission that the Bidders are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Shares that are subject to the Tender Agreements.

                                                              Page 5 of 8 Pages

  This Statement relates to a tender offer by the Offeror to purchase all outstanding Shares, at a purchase price of $23.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference. This Tender Offer Statement on Schedule 14D-1 also constitutes a statement on Schedule 13D to the extent the Offeror and the Parent are deemed to have acquired beneficial ownership of the Shares subject to the Tender Agreements. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Foodbrands America, Inc. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

  (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e) and (f): During the last five years, neither the Offeror nor the Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) and (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c): Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger;

                                                              Page 6 of 8 Pages

Plans for the Company") and Section 13 ("The Merger Agreement and the Tender Agreements") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g): The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Quotation and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Section 13 ("The Merger Agreement and the Tender Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"),
Section 13 ("The Merger Agreement and the Tender Agreements") and Section 15 ("Certain Conditions to the Offeror's Obligations") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) and (c): The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Quotation and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated April 1, 1997.

  (a)(2) Letter of Transmittal.

  (a)(3) Letter from Donaldson, Lufkin & Jenrette Securities Corporation, as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                                                              Page 7 of 8 Pages

  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Notice of Guaranteed Delivery.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Announcement, dated April 1, 1997.

  (a)(8) Press Release issued by the Parent and the Company on March 26,
1997.*

  (b) Amended and Restated Multi-Year Credit Agreement among IBP, inc., Bank of America National Trust and Savings Association, as Co-Agent, and First Bank National Association, as Administrative Agent, dated December 21, 1995.**

  (c)(1) Agreement and Plan of Merger, dated as of March 25, 1997, among the Parent, the Offeror and the Company.*

  (c)(2) Tender Agreements, dated as of March 25, 1997, among the Parent, the Offeror and certain stockholders of the Company.*

  (c)(3) Confidentiality Agreement, dated January 25, 1997, between the Parent and the Company.***

  (d) None.

  (e) Not applicable.

  (f) Oral solicitation materials.
--------
   * Exhibits (a)(8) and (c)(1) hereto are incorporated by reference to Exhibits 99.1 and 2.1, respectively, to the Annual Report on Form 10-K of IBP, inc. for the fiscal year ended December 28, 1996, File No. 1-6085 (the "1996 10-K"). Exhibit (c)(2) hereto is incorporated by reference to Exhibits 2.2 and 2.3 of the 1996 10-K.

  **Exhibit (b) hereto is incorporated by reference to Exhibit No. 10.21 to the Annual Report on Form 10-K of IBP, inc. for the fiscal year ended December 30, 1995, File No. 1-6085.

 ***Exhibit (c)(3) hereto is incorporated by reference to Exhibit 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company dated April 1, 1997.

                                                              Page 8 of 8 Pages

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1997

                                          IBP, inc.

                                                 /s/ Lonnie O. Grigsby
                                          By: _________________________________
                                             Name: Lonnie O. Grigsby
                                             Title: Executive Vice President
                                                 & General Counsel

                                          IBP Foodservice, L.L.C.

                                                   /s/ Larry Shipley
                                          By: _________________________________
                                             Name: Larry Shipley
                                             Title: President

                                          IBP SUB, INC.

                                                   /s/ Larry Shipley
                                          By: _________________________________
                                             Name: Larry Shipley
                                             Title: President